October 2, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

       Re:    Oppenheimer Institutional Money Market Fund
              File Nos. 333-133173 and 811-21888; CIK 0001358587

To the Securities and Exchange Commission:

     On behalf of Oppenheimer Institutional Money Market Fund (the "Registrant")
and  pursuant  to Rule 477 under the  Securities  Act of 1933,  as amended  (the
"Securities Act"), we hereby request that the Securities and Exchange Commission
(the  "Commission")  consent to the withdrawal of Pre-Effective  Amendment No. 3 under the Securities  Act and Amendment No. 3 under the Investment  Company Act, as  amended,  to the  Registrant's  Registration  Statement  on Form  N-1A  (the
"Amendment"),  filed with the  Commission on September 26, 2006.  The Fund is an open-end investment company. No securities were sold under this Amendment.

     Due   to   a   clerical   error,    the   Amendment    (accession    number
0000728889-06-000813) was filed under EDGAR Form Type "485APOS" rather than Form
Type  "N-1A/A".  With the  Commission's  consent,  the Fund  will  withdraw  the
Amendment on October 2, 2006,  pursuant to Rule 477 under the Securities Act. On
September 29, 2006, the Fund re-filed the Amendment  correctly  under EDGAR Form
Type "N-1A/A" (accession number 0000728889-06-000840).

     Please  direct any  questions  you may have  regarding  this request or the
Amendment to the undersigned at 212-323-5231. Thank you for your assistance.

                                  Oppenheimer Institutional Money Market Fund

                                  /s/ Adrienne Ruffle
                                 -------------------------------
                                  Adrienne Ruffle
                                  Assistant Vice President and Assistant Counsel

cc:    Vincent J. DiStefano, Esq., U.S. Securities & Exchange Commission